Exhibit 12.1

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

($ In Thousands)

	Years ended December 31,					Three Months ended March 31,
	1999	2000	2001	2002	2003	2003	2004	Proforma 2004
Fixed charges:
Capitalized interest	$15,821	$39,052	$45,211	$—	$4,799	$—	$4,447	$4,447
Interest expensed	9,120	—	18,131	63,573	110,349	23,799	28,121	29,844
Portion of rent expense representative of interest (1)	216	2,027	7,575	6,646	7,517	2,433	1,462	1,462

Total fixed charges	$25,157	$41,079	$70,917	$70,219	$122,665	$26,232	$34,030	$35,753

Earnings:
Loss before income taxes	(36,896)	(51,873)	(284,379)	(495,012)	(584,535)	(126,282)	(144,506)	(146,229)
Fixed charges, less capitalized interest	9,336	2,027	25,706	70,219	117,866	26,232	29,583	31,306
Depreciation and write-off of capitalized interest	—	—	6,888	9,136	11,058	2,765	2,765	2,765

Earnings (loss) adjusted for fixed charges	$(27,560)	$(49,846)	$(251,785)	$(415,657)	$(455,611)	$(97,285)	$(112,158)	(112,158)
Ratio of earnings (loss) to combined fixed charges	—	—	—	—	—	—	—	—
Deficiency in earnings to cover fixed charges	$52,717	$90,925	$322,702	$485,876	$578,276	$123,517	$146,188	$147,911

(1)	One-third of rent expense is deemed to be representative of interest.